Exhibit 4.5

MERITAGE HOMES CORPORATION
STOCK APPRECIATION RIGHTS AGREEMENT

This Stock Appreciation Rights Agreement (“Agreement”) is between Meritage Homes Corporation (“Company”) and                         (“Grantee”), as of the           day of                    , 2006 (“Date of Grant”).

RECITALS

A.            The Company has adopted the Meritage Homes Corporation 2006 Stock Incentive Plan (“Plan”) to provide incentives to attract and retain those individuals whose services are considered unusually valuable by providing them an opportunity to own stock in the Company.

B.            The Company believes that entering into this Agreement with the Grantee is consistent with those purposes. Any capitalized term not defined in this Agreement will have the meaning as set forth in the Plan.

NOW THEREFORE, the Company and Grantee agree as follows:

AGREEMENT

1.             GRANT OF SAR. Subject to the terms of this Agreement and Article 8 of the Plan, the Company grants to Grantee the right to exercise the Stock Appreciation Right (the “SAR”) measured by             shares of the common stock of the Company (“Stock”). The delivery of any document evidencing the SAR is subject to the provisions of Section 8.1(a) of the Plan.

2.             GRANT PRICE. The Grant Price under this Agreement is $            per share of Stock, as determined by the Committee, which shall not be less than the Fair Market Value of a share of Stock on the Date of Grant.

3.             VESTING OF SAR. The SAR shall vest and be exercisable according to the following schedule:

[insert schedule]

4.             PAYMENT FOR EXERCISE OF SAR. The SAR awarded under this Agreement and pursuant to Article 8 of the Plan permits the Grantee to receive, after exercise, the excess of a number of shares of Stock equal to (1) the Fair Market Value of a share of Stock on the date of exercise, over (2) the Grant Price of the SAR.

5.             METHOD OF EXERCISING SAR. Subject to the terms and conditions of this Agreement, the SAR may be exercised by timely delivery to the Company of written notice, which notice shall be effective on the date received by the Company. The notice shall state the Grantee’s election to exercise the SAR and the number of underlying shares in respect of which an election to exercise has been made. Such notice shall be signed by the Grantee. In the event the SAR is exercised by a person or persons other than Grantee because of the Grantee’s death, such notice shall be signed by such other person or persons and shall be accompanied by proof acceptable to the Company of the legal right of such person or persons to exercise the SAR.

6.             TERM OF SAR. The SAR granted under this Agreement expires, unless sooner surrendered, ten (10) years from the Date of Grant, through and including the normal close of business of the Company on the tenth (10th) anniversary of the Date of Grant (“Expiration Date”).

7.             TERMINATION OF SERVICE. The Grantee is deemed to have exercised the vested portion of the SAR if his or her service with the Company is terminated for any reason other than for Cause. The vested portion of the SAR is forfeited and immediately cancelled if his or her service with the Company is terminated for Cause. The unvested portion of the SAR is forfeited and immediately cancelled on the date his or her service with the Company is terminated.

8.             NON-TRANSFERABILITY OF RIGHTS. Grantee may not assign or transfer Grantee’s rights under this Agreement, nor may Grantee subject such rights (or any of them) to execution, attachment, garnishment, or similar process, except as permitted under Section 12.4(b) of the Plan. Any such impermissible attempted assignment or transfer by Grantee shall be null and void and shall not be recognized by the Company.

9.             RIGHTS OF GRANTEE. The Grantee will have no rights as a shareholder of the Company with respect to the grant of the SAR under this Agreement until the SAR is exercised and the Company issues shares of Stock to the Grantee.

10.          FEDERAL AND STATE TAXES. Grantee may incur certain liabilities for Federal, state, or local taxes in connection with the exercise of the SAR hereunder, and the Company may be required by law to withhold such taxes. Upon determination of the year in which such taxes are due and the determination by the Company of the amount of taxes required to be withheld, Grantee shall pay an amount equal to the amount of Federal, state, or local taxes required to be withheld to the Company. If Grantee fails to make such payment in a timely manner, the Company may withhold and set-off against compensation payable to Grantee the amount of such required payment.

11.          ADJUSTMENT OF SHARES. The number of shares of Stock issued to Grantee pursuant to this Agreement shall be adjusted by the Committee pursuant to Article 13 of the Plan, in its discretion, in the event of a change in the Company’s capital structure.

12.          AMENDMENT OF AGREEMENT. This Agreement may only be amended with the written approval of Grantee and the Company.

13.          GOVERNING LAW. This Agreement shall be governed in all respects, whether as to validity, construction, capacity, performance, or otherwise, by the laws of the state of Maryland, without regard to conflicts-of-laws principles that would require the application of any other law.

14.          SEVERABILITY. If any provision of this Agreement, or the application of any such provision to any person or circumstance, is held to be unenforceable or invalid by any court of competent jurisdiction or under any applicable law, the parties hereto shall negotiate an equitable adjustment to the provisions of this Agreement with the view to effecting, to the greatest extent possible, the original purpose and intent of this Agreement, and in any event, the validity and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

15.          ENTIRE AGREEMENT. This Agreement constitutes the entire, final, and complete agreement between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, promises, understandings, negotiations, representations, and commitments, both written and oral, between the parties hereto with respect to the subject matter hereof. Neither party hereto shall be bound by or liable for any statement, representation, promise, inducement, commitment, or understanding of any kind whatsoever not expressly set forth in this Agreement.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized representative and Grantee has signed this Agreement, in each case as of the day and year first written above.

MERITAGE HOMES CORPORATION

By:
Its:

GRANTEE:

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